AB 3/27/06 *

3/30

SEC PROCESSING SECTION RECEIVED MAR 01 2006 WASH, D.C. 152

SECI 06006063 OMMISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response.......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Soleil Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Madison Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Fleissner (212) -380-4933
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAY 15 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AB 5/12/06

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Jennifer Fleissner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Soleil Securities Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JMFleissner
Signature

Chief Financial Officer
Title

Jacqueline Austin
JACQUELINE AUSTIN Notary Public
NY State Notary Public # 01AU6140428
My Commission Expires 1/30/2010

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOLEIL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

SOLEIL SECURITIES CORPORATION

Contents

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Soleil Securities Corporation
New York, New York

We have audited the accompanying statement of financial condition of Soleil Securities Corporation (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Soleil Securities Corporation as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 3, 2006

SOLEIL SECURITIES CORPORATION

Statement of Financial Condition
December 31, 2005

ASSETS	
Cash and cash equivalents	$ 8,159,662
Receivable from clearing broker	1,140,817
Prepaid expenses	148,945
Other assets	230,664
	$ 9,680,088
LIABILITIES	
Accounts payable and accrued expenses	$ 1,690,011
Accrued compensation	2,038,453
Payable to Parent	2,583,922
	6,312,386
STOCKHOLDER'S EQUITY	
Common stock ($0.01 par value; 100 shares authorized; 2 shares issued and outstanding)	
Additional paid-in capital	15,672,228
Accumulated deficit	(12,304,526)
	3,367,702
	$ 9,680,088

See notes to statement of financial condition

NOTE A - ORGANIZATION AND BUSINESS

Soleil Securities Corporation (the "Company") was incorporated on November 21, 2002, and commenced operations in May 2003. The Company provides research to institutional investors through a network of independent research analysts. The Company also provides sales and agency trading services to institutional investors.

The Company is a registered broker-dealer that clears its customer transactions through its correspondent clearing broker on a fully disclosed basis.

The Company is a wholly owned subsidiary of Soleil Securities Group, Inc. (the "Parent").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Company considers all highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

The Company is included in the consolidated federal income tax return of its Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Substantially all of the Company's financial instruments are carried at fair value. Assets including cash and receivable from clearing broker are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities are carried at fair value or contracted amounts, which approximate fair value due to their relatively short-term nature.

NOTE C - RELATED PARTY TRANSACTIONS

The Company is presently dependent on its Parent to provide capital and liquidity needs. Pursuant to NASD Notice to Members No. 03-63, the Company has recorded an allocation of shared expenses from its Parent based on its proportional cost. The Parent has agreed to provide sufficient capital for the Company to operate through December 31, 2006.

For the year ended December 31, 2005, the Company received an aggregate of $6,922,000 in capital contributions from its Parent, all of which resulted from the contributions of amounts payable to the Parent related to allocations of shared expenses.

NOTE D - RECEIVABLE FROM CLEARING BROKER

The components of receivable from clearing broker as of December 31, 2005 are as follows:

Clearing deposit	$ 372,445
Commissions	768,372
	$ 1,140,817

NOTE E - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1. The Company's net capital, as defined, is required to be the greater of $100,000 or the minimum net capital required based on aggregate indebtedness. As of December 31, 2005, the Company's ratio of aggregate indebtedness to net capital was 2.11 to 1.00 and its net capital was $2,988,094 which was $2,567,269 in excess of the minimum net capital requirement.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its correspondent broker on a fully disclosed basis.

NOTE F - INCOME TAXES

The Company files a consolidated federal income tax return with its Parent. For financial reporting purposes, the Company determines its income tax provision on a separate company basis.

The Company accounts for taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires the recognition of tax benefits or expense on the temporary differences between the tax basis and book basis of its assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2005, the Company had deferred tax assets of approximately $4,288,000, which are primarily due to net operating loss carryforwards. Such amount has been fully reserved based on the likelihood of realization. During 2005, the valuation allowance increased by approximately $2,254,000.

At December 31, 2005, the Company's share of the consolidated net operating loss carryforwards was approximately $10,446,000 which expires in the years 2022 through 2025. The ability of the Company to utilize its net operating loss carryforwards in future years may be subject to annual limitations in accordance with the provisions of Section 382 of the Internal Revenue Code.

NOTE G - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's transactions are cleared by another broker-dealer pursuant to a clearing agreement. Although the Company clears its transactions through another broker-dealer, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

NOTE H - SUBSEQUENT EVENTS

In December 2005, the Company hired approximately 25 former employees of a company engaged in the equity research business. In January 2006, the Parent entered into an agreement to acquire certain assets of the research company, consisting principally of its research library, for $100,000 and formalized a transitional services agreement for a period of four months, inclusive of December 2005, for a monthly fee of $150,000. Further, the Parent agreed to fund $1.5 million toward agreed-upon compensation arrangements entered into with certain of the former employees.